SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)
(Amendment No. 1)
Solicitation/Recommendation Statement Under Section 14(d)(4) of the
Securities Exchange Act of 1934

QUIXOTE CORPORATION
(Name of Subject Company)
QUIXOTE CORPORATION
(Name of Person Filing Statement)
Common Stock, $0.01-2/3 par value per share
(including the associated Series C Junior Participating Preferred Stock Purchase Rights)
(Title of Class of Securities)
749056107
(CUSIP Number of Class of Securities)

Joan R. Riley
Vice President, General Counsel and Secretary
35 East Wacker Drive
11th Floor
Chicago, Illinois 60601
(312) 467-6755
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person Filing Statement)

With copies to:
Anne Hamblin Schiave, Esq.
Michael J. Boland, Esq.
Holland & Knight LLP
131 S. Dearborn
30th Floor
Chicago, Illinois 60603
(312) 263-3600
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item. 8. Addition Information
Item 9. Material to be Filed as Exhibits
SIGNATURE

This Amendment No. 1 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by Quixote Corporation, a Delaware corporation (“Quixote”), with the Securities and Exchange Commission (“SEC”) on January 7, 2010 (as so amended, and as further amended hereby, the “Statement”). Capitalized terms used but not defined herein have the meanings set forth in the Statement as heretofore amended. Except as specifically noted herein, the information set forth in the Statement remains unchanged.
Item. 8. Addition Information.
Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following subsection immediately before the subsection thereof entitled “Cautionary Note Regarding Forward-Looking Statements”:
Litigation
     On or about January 13, 2010, a purported class action lawsuit related to the Offer and the Merger, captioned Superior Partners, on Behalf of Itself and All Others Similarly Situated vs. Leslie J. Jezuit, Bruce Reimer, Daniel P. Gorey, Robert D. van Roijen, Lawrence C. McQuade, Duane M. Tyler, Clifford D. Nastas, Quixote Corporation and Trinity Industries, Inc. (Case No. 10 CH 0613) was filed in the Circuit Court of Cook County, Illinois, Chancery Division (the “Court”), against Quixote, each of Quixote’s directors and Trinity.
     The action, brought by a purported shareholder of Quixote on its own behalf and on behalf of similarly situated persons, seeks certification of a class of all holders of Quixote common stock (except the defendants and their affiliates) and alleges, among other things, that Quixote’s directors breached their fiduciary duties by, (i) causing Quixote to enter into the merger agreement even though there was an unfair process and inadequate consideration; (ii) securing benefits for certain defendants at the expense or to the detriment of Quixote’s public shareholders; and (iii) providing materially misleading information or failing to disclose material information in the Recommendation Statement, and that Trinity aided and abetted such alleged breaches. The action seeks, among other relief, unspecified “compensatory and/or rescissory damages”, as well as recovery of the costs of the action, including reasonable attorneys’ and experts’ fees.
The foregoing description of this lawsuit is qualified in its entirety by reference to the complaint related thereto, which is filed as Exhibit (a)(5)(ii) to the Schedule 14D-9 and are incorporated herein by reference.
Item 9. Material to be Filed as Exhibits.
Item 9 of the Schedule 14D-9 is amended by redesignating the current Exhibit (a)(5) as Exhibit (a)(5)(i) and is hereby supplemented by adding the following exhibit:

Exhibit	Item

(a)(5)(ii)	Complaint captioned Superior Partners, on Behalf of Itself and All Others Similarly Situated vs. Leslie J. Jezuit, Bruce Reimer, Daniel P. Gorey, Robert D. van Roijen, Lawrence C. McQuade, Duane M. Tyler, Clifford D. Nastas, Quixote Corporation and Trinity Industries, Inc. (Case No. 10 CH 0613) filed on January 13, 2010, in the Circuit Court of Cook County, Illinois, Chancery Division. (incorporated herein by reference to Exhibit (a)(5)(G) to the Amendment No. 1 to Schedule TO of Trinity and Purchaser filed on January 14, 2010).
[Signature Page Follows]

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

QUIXOTE CORPORATION
By:	/s/ DANIEL P. GOREY
Daniel P. Gorey, Executive Vice President and Chief Financial Officer

Dated: January 14, 2010